EXHIBIT 99.1

Canagold Resources LTD. 810-625 Howe Street Vancouver, BC V6C 2T6	T: 604.685.9700 F: 604.6685-9744	www.canagoldresources.com CCM: TSX CRCUF: OTCQB

Minority Dissident Shareholder Attempting to Hijack Control of Canagold

Vancouver, Canada – June 16, 2022 – Canagold Resources Ltd. (TSX: CCM, OTC-QB: CRCUF, Frankfurt: CANA) announces that a minority dissident shareholder based in Dubai, UAE, (the “Dissident Shareholder”) is trying to take over Canagold Resources Ltd. (“Canagold” or the “Company”) by hijacking control of your Board of Directors.

Dissident’s Attempt to Seize Control of Board and Company

The Dissident Shareholder has nominated three new directors (the “Dissident Nominees”) out of five total directors to try and seize control of the Company. If the Dissident Nominees are elected, you run the risk that their hand-picked and interlocked board nominees with limited Canadian board experience will represent only the Dissident Shareholder rather than the Company and all of its shareholders. You have the ability to stop this completely unjustified and self-serving minority dissident action by voting your shares for management’s nominees to the board at Canagold’s upcoming annual and special of shareholders on July 19, 2022.

Shareholders are encouraged to read Management’s letter to shareholders and information circular (“Management Materials”) and vote FOR Canagold’s Board nominees using only the YELLOW Proxy. Mailing of the Management Materials have commenced and can be found at www.canagoldresources.com/2022AGM.

So why is the dissident minority shareholder doing this? One has to look no further than Canagold’s news release, issued on June 14, 2022, which highlighted the discovery of yet another new high-grade gold vein at the Company’s core asset, the New Polaris gold mine project located in northern British Columbia. In fact, New Polaris is one of the highest grade gold discoveries in Canada, which makes it a very desirable asset.

Management Successfully Advancing New Polaris

For the past two years, your board of directors (the “Board”) and management team have successfully advanced the New Polaris gold project towards a feasibility study. Management’s execution and the Board’s oversight of the identification and testing of the BIOX process as a key to unlock metallurgical recoveries, and the recent infill drilling programs to expand and upgrade the gold resources, have confirmed consistently positive results.

Management has conducted continuous baseline studies for environmental permitting and fostered a positive relationship with the local First Nations. Your Company is now entering a critical stage as the New Polaris project progresses towards an updated resource estimate, to be followed by updated economic studies, project permitting and a feasibility study.

Dissident’s Request for Non-Proportional Representation

The Dissident Shareholder had only a 9.4% interest in Canagold as of the deadline for giving advance notice to nominate directors to the board. On June 10, 2022, they acquired, at a 19.6% premium to market, an additional 8.25% of the Company’s common shares for a total of 17.6% of Canagold. That premium was provided only to one Canagold shareholder.

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In management’s view, the Dissident Shareholder is attempting to take advantage of Canagold’s recent exploration success and depressed share price by buying shares - and therefore votes - in order to elect its Dissident Nominees who would constitute a 60% majority of our Board. A vote “FOR” Canagold’s management nominees (the “Canagold Nominees”) will ensure that you have representatives on the Board who will continue to act in the best interest of the Company and all stakeholders (not just the dissident minority shareholder).

Dissident Shareholder Acting In Its Own Self-Interest

The Dissident Shareholder’s original 9.4% investment in Canagold came from participating in recent equity financings. Canagold management maintained open communications and a positive relationship with the Dissident Shareholder until very recently. Unfortunately, the Dissident Shareholder blindsided the Company with the nomination of the Dissident Nominees to attempt to take over the board and ultimately, the Company. They claim their intention is just representation on the board; however, if that were the case, they could have simply called management or the Chairman and requested a nominee. This they did not do.

Instead, they quietly solicited three new nominees, sent a letter from their lawyer to Canagold providing advance notice of their Dissident Nominees, and made threats to bring proxies to the Meeting to get their way. They also increased their share ownership in your Company after the record date for the meeting by paying a premium to buy out one Canagold shareholder. Management’s view is that the sole purpose of the minority shareholder’s nominations and acquisition of additional shares is to attempt to hijack and seize control of the Board for their own purposes.

In proposing the Dissident Nominees, the Dissident Shareholder is clearly acting in its own self-interest and not in the interests of Canagold, its other shareholders or stakeholders. They want control of Canagold along with its main asset, the New Polaris gold mine project. Their aim is to attempt to achieve this through stealthy means and without paying the proper premium that you and all Canagold shareholders deserve.

Management Plan Going Forward to Benefit ALL Shareholders

Canagold’s Board and management team are following their strategic plan to create value for shareholders. The results from our 50 drill hole sample results show that New Polaris is one of the highest grade gold discoveries in Canada and our preliminary economic assessment (PEA) outlines a clear path to value creation for our shareholders. As previously communicated to our shareholders, the next steps on Canagold’s path to production include:

•	Complete the infill drilling program at New Polaris.

•	Expand and upgrade the gold resources on the property

•	Complete a feasibility study, project permitting and mine financing

•	As detailed in our previous PEA, the New Polaris project has a robust economic outlook. Using a $1,500 gold price, the expected after tax internal rate of return is 56%, the net present value of the New Polaris Project is US$333M and the payback period is expected to be under two years.

•	We expect to unlock value for ALL shareholders by producing dore bars on site, using a fly-in, fly-out operation with no need for risky and expensive road construction.

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Reasons to Vote FOR the Canagold Nominees

•	Successful Execution. Canagold’s current Board identified and tested the BIOX process as a commercially viable key to unlocking metallurgical recoveries at New Polaris and has overseen the successful execution of a multi-year exploration plan to advance the New Polaris project towards a feasibility study.

•	Over 100 Years of Combined Experience. Canagold Nominees have well over 100 years of combined mine exploration, evaluation, development and production experience and the technical expertise to transition Canagold from exploration to feasibility and beyond.

•	Jurisdictional Experience. Canagold Nominees have jurisdictional experience in North America to ensure the permitting process passes the approval of regulatory authorities and local First Nations support and scrutiny. More importantly, three of the Canagold Nominees reside in British Columbia, Canada where the Company’s flagship project is located.

•	Reputational Credibility. Canagold Nominees, Bradford Cooke, Martin Burian and Scott Eldridge, have reputational credibility in the capital markets to finance the growth of your Company.

•	Practical and Professional Expertise. Canagold Nominees, Bradford Cooke, Dr. Deepak Malhotra and Dr. Kadri Dagdelen, have significant and substantial practical experience and professional expertise to oversee the resource estimates and economic studies and development of Canagold’s flagship project, New Polaris.

•	Strong Compliance Qualifications. Canagold Nominee, Mr. Martin Burian, CA, IDC.D, is a professional director and a professional accountant and has strong qualifications to provide Board oversight in continuous disclosure obligations and regulatory compliance in North America given Canagold is a reporting issuer in both Canada and the USA.

•	Public Mining Company Expertise and Experience. Canagold Nominees each have a significant breadth and depth of expertise and experience in directing public mining sector companies in Canada and elsewhere.

•	Shareholder Support. Each of Canagold’s incumbent nominees have garnered over 94% positive votes at each annual general meeting over the past several years, strong evidence that shareholders have consistently supported Canagold nominees in the past.

•	Shareholder Democracy. Canagold’s incumbent nominees have consistently acted, and will continue to act, in the best interests of the Company and will consider the interests of all stakeholders, not just a small minority of shareholders.

VOTE “FOR” CANAGOLD NOMINEES USING THE YELLOW PROXY

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Reasons to Reject the Dissident Nominees

Don’t let the Dissident Shareholder, a Dubai based entity, take over your Company. Consider the following concerns:

(1) ZERO Canagold Shares Held. Dissident Nominees have no shareholdings in Canagold, minimal commercial knowledge of Canagold’s main asset, the New Polaris gold mine project, and little understanding of Canagold’s strategic goals and plans for current and future financial and operational success.

(2) Little to No Experience as Directors of Canadian Public Companies. In contrast to the Canagold Nominees, two Dissident Nominees appear to each have less than two to three years’ experience as Directors of one Canadian public company and the other appearing to having no experience as a Director of Canadian public companies.

(3) Limited North American Experience. Dissident Nominees are based in Australia, Switzerland and South Africa and the majority of them appear to have limited experience in exploration and mining and regulatory environment in North America.

(4) Concerning Pattern. Dissident Nominee, Ms. Sofia Bianchi, resigned from a TSX Venture issuer on March 9, 2020 before the TSX Venture issuer went bankrupt in July 23, 2020, less than 5 months after her resignation.

(5) Excessive Compensation. Each director of Canagold only receives CAD$8,000 per annum as a stipend. Based on publicly available information, the only two of the three Dissident Nominees who have served on a board of a Canadian public company received US$170,000 and US$81,451 respectively in cash compensation for acting as a director of a company in 2021. This disparity in compensation may act as a disincentive for the Dissident Nominees to act as Directors of Canagold in terms of their risk/reward and time commitment.

(6) Strategic Disruption. Turnover of Board members at this time would cause strategic disruption as Canagold enters its critical life cycle from exploration to permitting and feasibility and eventually to operations.

(7) Interlocking Relationships — Independence Questionable. The hand-picked Dissident Nominees are an interconnected group who have either served on the same board or worked together for an extended period of time in the past, including a partnership of two of the three Dissident Nominees who are founding partners of an investment firm.

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(8) Taking Control of Canagold Without Paying a Premium to Shareholders. Canagold has always maintained open and cordial communications with the Dissident Shareholder. Yet surprisingly, and without prior discussions with Canagold management, the Dissident Shareholder directed its lawyer to forward an advance notice to replace the majority of Canagold’s Board. Management views this advance notice, plus the Dissident Shareholder’s acquisition of an additional 8.25% of the outstanding common shares of the Company as a hostile attempt to hijack the Board and control Canagold and its flagship project without paying any requisite control premium to the other Canagold shareholders.

Canagold cannot allow a minority dissident shareholder with only 9.4% on the record date to control and dictate the remainder of the 90.6% interests by controlling the Board nomination.

VOTE “FOR” CANAGOLD NOMINEES USING THE YELLOW PROXY

Qualified Person

Garry Biles, P.Eng, President & COO for Canagold Resources Ltd, is the Qualified Person who reviewed and approved the contents of this news release.

Act Today to Protect Your Investment in Canagold

Voting is easy. You may vote online, by telephone or other methods found on the YELLOW Proxy. Canagold may also utilize Broadridge’s QuickVoteTM service to assist eligible beneficial shareholders with voting their shares directly over the phone. It is up to you to protect the value of your investment in Canagold by voting FOR the Canagold Nominees. We encourage you to read Canagold’s Management Materials and visit our website at www.canagoldresources.com/2022AGM. Your vote has never been more important.

Questions or Require Voting Assistance?

If you have questions or require assistance with voting your shares, please contact our proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll Free: 1-877-452-7184 (416-304-0211 Outside North America)

Email: assistance@laurelhill.com

“Bradford Cooke”	“Scott Eldridge”

Bradford Cooke	Scott Eldridge
Founder and Chairman of the Board	Chief Executive Officer
CANAGOLD RESOURCES LTD.	CANAGOLD RESOURCES LTD.

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About Canagold - Canagold Resources Ltd. is a growth-oriented gold exploration company focused on generating superior shareholder returns by discovering, exploring and developing strategic gold deposits in North America. Canagold shares trade on the TSX: CCM and the OTCQB: CRCUF.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements in connection with the Dissident Shareholder’s intention to nominate the Dissident Nominees; and statements related to the progress, stage and path to production of the New Polaris mine, including goals of the project entering the permitting, feasibility and eventual production lifecycle and expectations with respect to drill results. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “has proven”, “expects” or “does not expect”, “is expected”, “potential”, “appears”, “budget”, “scheduled”, “estimates”, “forecasts”, “at least”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others risks related to the uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company’s ability to continue as a going concern; the Company’s ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

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